 EXHIBIT 99.1

Equinox Gold to Announce Third Quarter 2019 Financial Results on October 30, 2019

NYSE American &
TSX-V: EQX

VANCOUVER, Oct. 28, 2019 /CNW/ - Equinox Gold Corp. (TSX-V: EQX, NYSE American: EQX) will announce its third quarter 2019 financial and operating results on October 30, 2019 after market close. A live conference call and webcast will follow on October 31, 2019 commencing at 8:00 am PT (11:00 am ET), providing the opportunity for analysts and investors to ask questions of Equinox Gold's executive team.

Conference call      Toll-free in U.S. and Canada: 1-800-319-4610
                               International callers: +1 604-638-5340

Webcast                 www.equinoxgold.com

The webcast will be archived on Equinox Gold's website until January 31, 2020.

On Behalf of the Board of Equinox Gold Corp.

"Christian Milau"

CEO & Director

Neither the TSX Venture Exchange nor its Regulation Services Provider (as such term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

View original content:http://www.prnewswire.com/news-releases/equinox-gold-to-announce-third-quarter-2019-financial-results-on-october-30-2019-300946088.html

SOURCE Equinox Gold Corp.

View original content: http://www.newswire.ca/en/releases/archive/October2019/28/c7013.html

%CIK: 0001756607

For further information: Equinox Gold Contacts: Christian Milau, CEO, Rhylin Bailie, Vice President Investor Relations, Tel: +1 604-558-0560, Email: ir@equinoxgold.com

CO: Equinox Gold Corp.

CNW 07:28e 28-OCT-19